                                                                  Rule 424(b)(2)
                                                Registration Statement 333-36705


                                2,410,866 SHARES

                                  ABAXIS, INC.

                                  COMMON STOCK

        The 2,410,866 shares (the "Shares") of Common Stock of Abaxis, Inc., a California corporation ("Abaxis" or the "Company") offered by this Prospectus consist of (i) up to 2,353,922 shares of Common Stock of Abaxis that will be issued in connection with the conversion of shares of the Company's Series B Convertible Preferred Stock (the "Series B Shares") issued pursuant to that certain Securities Purchase Agreement dated as of July 18, 1997 by and among the Company and certain of the Selling Shareholders (as defined below) (the "Financing"); (ii) 22,120 shares of Common Stock of Abaxis that have been issued in exchange for certain financial consulting services in connection with the Financing (the "Consultant's Shares"); and (iii) 34,824 shares of Common Stock of Abaxis that have been issued in exchange for certain investment relations and other services (the "IR Shares"). The Shares may be sold from time to time by or on behalf of certain holders of Series B Shares, the Consultant's Shares or the IR Shares (collectively, the "Selling Shareholders") who are described in this Prospectus under "Selling Shareholders." As part of the Financing, the Company has agreed to register the Shares under the Securities Act of 1933, as amended (the "Securities Act"). The Company has also agreed to use its best efforts to cause the registration statement covering the Shares to remain effective until the earlier of (i) the date on which the Selling Shareholders can sell all the Shares pursuant to Rule 144 of the Securities Act (without limitation as to volume), or (ii) when all the Shares have been resold pursuant to Rule 144 or an effective registration statement. The Company will not receive any of the proceeds from the sale of the Shares by the Selling Shareholders. See "Use of Proceeds."

        The Company has been advised by the Selling Shareholders that they or their respective pledgees, donees, transferees or other successors in interest intend to sell all or a portion of the Shares from time to time on The Nasdaq National Market, in privately negotiated transactions through the writing of options on the Shares, short sales or any combination thereof, and on terms and at prices then obtainable. The Selling Shareholders and any broker-dealers, agents or underwriters that participate with the Selling Shareholders in the distribution of any of the Shares may be deemed to be "underwriters" within the meaning of the Securities Act, and any commission received by them and any profit on the resale of the Shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. The Company has agreed to indemnify in certain circumstances the Selling Shareholders against certain liabilities, including liabilities under the Securities Act. The Selling Shareholders have agreed to indemnify in certain circumstances the Company against certain liabilities, including liabilities under the Securities Act. See "Plan of Distribution."

        The Company will bear all out-of-pocket expenses incurred in connection with the registration of the Shares, including, without limitation, all registration and filing fees imposed by the Securities and Exchange Commission (the "Commission"), the National Association of Securities Dealers ("NASD") and blue sky laws, printing expenses, transfer agents' and registrars' fees, and the reasonable fees and disbursements of the Company's outside counsel and independent accountants and a single counsel for all of the Selling Shareholders, but excluding underwriting discounts and commissions and transfer or other taxes and other costs and expenses incident to the offering and sale of the shares to the public which shall be borne by the Selling Shareholders.

         THE SHARES HAVE NOT BEEN REGISTERED FOR SALE UNDER THE SECURITIES LAWS OF ANY STATE OR JURISDICTION AS OF THE DATE OF THIS PROSPECTUS. BROKERS OR DEALERS EFFECTING TRANSACTIONS IN THE SHARES SHOULD CONFIRM THE REGISTRATION OF THE SHARES UNDER THE SECURITIES LAWS OF THE STATES IN WHICH SUCH TRANSACTIONS OCCUR, OR THE EXISTENCE OF ANY EXEMPTIONS FROM SUCH REGISTRATION.

         The Company's Common Stock is quoted on The Nasdaq National Market. On October 29, 1997, the last sales price of the Company's Common Stock as reported on The Nasdaq National Market was $3.375.
                        --------------------------------
     SEE "RISK FACTORS" BEGINNING ON PAGE 6 FOR INFORMATION THAT SHOULD BE
       CONSIDERED BY PROSPECTIVE PURCHASERS OF THE SHARES OFFERED HEREBY.
                     --------------------------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY
                             IS A CRIMINAL OFFENSE.
                       ----------------------------------
                The date of this Prospectus is October 30, 1997

                              AVAILABLE INFORMATION

         The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed by the Company can be inspected and copied at the Commission's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549, as well as at the Regional Offices of the Commission located at Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60611 and 7 World Trade Center, Suite 1300, New York, New York 10048. Copies of such material can also be obtained by mail from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, upon payment of the fees prescribed by the Commission. Abaxis' Common Stock is traded on The Nasdaq National Market. Such reports and other information may also be inspected without charge at a Web site maintained by the Commission. The address of the site is http:\\www.sec.gov. Reports and other information concerning Abaxis can also be inspected at the offices of the National Association of Securities Dealers, Inc., Market Listing Section, 1735 K Street, N.W., Washington, D.C. 20006.

         The Company has also filed with the Commission a Registration Statement on Form S-3 (together with all amendments and exhibits thereto, the "Registration Statement") under the Securities Act. This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information, reference is made to the Registration Statement, copies of which may be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, upon payment of the fees prescribed by the Commission.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

         The following documents filed by the Company with the Commission pursuant to the Exchange Act are incorporated herein by reference:

         1. The description of the Company's Common Stock contained in the Company's Registration Statement on Form 8-A filed on December 11, 1991;

         2. Annual Report on Form 10-K for the fiscal year ended March 31, 1997; and

         3. Annual Report on Form 10-K/A for the fiscal year ended March 31, 1997 filed on October 28, 1997.

         4. Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 1997.

         5. Quarterly Report on Form 10-Q/A for the fiscal quarter ended September 30, 1996 filed on October 28, 1997.

         6. Quarterly Report on Form 10-Q/A for the fiscal quarter ended December 31, 1996 filed on October 28, 1997.

         All documents and reports subsequently filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of this offering shall be deemed to be incorporated by reference herein and to be a part hereof from the date of filing of such documents or reports. Any statement contained in a document incorporated by reference or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus. The Company will provide without charge to each person to whom this Prospectus is delivered, upon written or oral request, a copy of any or all of the foregoing documents incorporated by reference in this Prospectus (other than any exhibits thereto). Requests for such documents should be directed to Abaxis, Inc. at 1320 Chesapeake Terrace, Sunnyvale, California 94089 (telephone number
(408) 734-0200).

                                   THE COMPANY

        This prospectus contains forward-looking statements within the meaning of Section 27A of the Securities Exchange Act of 1933 that reflects the Company's current view with respect to future events and financial performance. The future events described in these statements involve risks and uncertainties, among them risks and uncertainties related to the market acceptance of its products and continuing development of its products, including required FDA clearance and other government approvals, risks associated with manufacturing and distributing its products on a commercial scale, including complying with Federal and State food and drug regulations, general market conditions and competition. When used in this report, the words "anticipates", "believes", "expects", "intends", "plans", "future", and similar expressions identify forward-looking statements. Actual results could differ materially from those projected in the forward-looking statements as a result of factors set forth throughout this document.

        Abaxis, Inc. (the "Company") develops, manufactures and markets portable blood analysis systems for use in any patient-care setting to provide clinicians with rapid blood constituent measurements. The Company's products consist of a compact 6.9 kilogram analyzer and a series of single-use plastic disks called reagent disks that contain all the chemicals required to perform a panel of up to 12 tests. The system can be operated with minimal training and performs multiple routine tests on whole blood, serum or plasma using either venous or fingerstick samples. The system provides test results in less than 15 minutes with the precision and accuracy equivalent to a clinical laboratory analyzer. The Company currently markets this system for veterinary use under the name VetScan(R) and in the human medical market under the name Piccolo(R).

        The Company offers its point-of-care blood analyzer system with a total of 18 test methods. The Company's repertoire of test methods includes albumin, amylase, alkaline phosphates (ALP), alanine aminotransferase (ALT), asparatate aminotransferase (AST), direct bilirubin, calcium, creatinine, creatine kinase
(CK), glucose, glutamyl transferase (GGT), potassium, total bilirubin, total cholesterol, urea nitrogen (BUN), total protein, uric acid, and thyroxine (T4). Thirteen of these tests are marketed for both human and veterinary markets, while two tests, uric acid and direct bilirubin, are marketed only in the human market, and three tests, CK, T4 and potassium, are marketed exclusively in the veterinary market. The Company markets its reagent products by configuring these 18 test methods in panels that are designed to meet a variety of clinical diagnostic needs. The Company currently offers seven multi-test reagent disc products in the human market and six reagent disks in the veterinary market.

        During fiscal 1997 and the first quarter of fiscal 1998 the Company continued to be expand its presence in the US veterinary market. Through June 30, 1997, the Company had installed a total of 827 VetScan systems in the US, a 136% increase from its installed base of 350 systems on March 31, 1996. The addition of two national institutional customers, Veterinary Centers of America ("VCA") and VetSmart, contributed significantly to the Company's new system placements. Both customers purchased the Company's VetScan systems to replace systems from the Company's competitors. The Company began selling its VetScan systems to VCA hospitals in September 1996 and through June 1997, a total of 89 systems were installed in a number of VCA's 155 free-standing animal hospitals. In March 1997, the Company signed an agreement with VetSmart, to provide 105 VetScan analyzers and 80,000 reagent disks for use in VetSmart pet hospitals for a twelve month period. Through June 1997, the Company has installed 93 VetScan systems in VetSmart pet clinics located in PetSmart stores nationwide. Internationally, in July 1997, the Company's VetScan system received regulatory approval from the Japanese Ministry of Agriculture, Forestry and Fishery (Noguisho) permitting sales and distribution to the veterinary market throughout Japan. In addition to 59 VetScan units shipped to Japan during the first quarter of fiscal 1998, the Company's Japanese distributor has ordered approximately 100 VetScan systems and 8,000 reagent discs for shipment during the second and third quarters of fiscal 1998.

        The Company has targeted branches of the US military as potential customers for the Company's Piccolo Point-of-Care Blood Analyzer based on the features of the Piccolo systems and the special requirements of the military environment. The Company has been involved in rigorous studies with the US Navy since 1995, evaluating the feasibility and clinical utility of the Piccolo systems in the often rugged environment encountered by the Navy. In March 1997, the Company announced that it had been awarded a contract with a potential contract value of up to $7.5 million to provide the US Navy and the Marine Corps its Piccolo Point-of-Care Blood Analyzer and reagent disc products. The contract calls for a maximum order of approximately 345 Piccolo systems and 250,000 reagent discs. Through June 1997, the Company has shipped 85 Piccolo analyzers under this contract and with another 30 analyzers on backlog. There can be no assurance that the Company will receive orders for the maximum order quantity under the conditions of the contract.

        During August 1997, the Company received an order from Mexicano del Sacuro Social for the purchase of 38 Piccolo systems to be used by Projecto Solidaridad, a network of more than 6,000 rural health clinics throughout Mexico. The Mexican diagnostic market is estimated at $285 million, with an annual growth rate of about 4 percent. The majority of this market is funded through government spending which supports healthcare delivery in hospitals and rural clinics. This opportunity represents one of the key market segments that the Piccolo system was designed to address. The systems are scheduled for shipment during the second quarter of fiscal 1998.

        The Company believes that its current menu of 15 reagent test methods for it's Piccolo systems are suitable for certain niche human market segments, such as the military, but not broad enough to fulfill the diagnostic needs of physician's office practices. One of the key factors to the Company's future success depends on the Company's ability to identify and develop new test methods that will allow the Company to penetrate the human diagnostic market. During fiscal 1997, the Company received 510(k) clearance from the Food and Drug Administration ("FDA") for its GGT test. Completion of GGT allowed the Company to release the Liver Panel Plus reagent disc product in October 1996, which is currently being sold to the US Navy.

        The Company continues to develop new products that will provide further opportunities for market penetration. The Company currently is in development of four electrolyte test methods: bicarbonate, chloride, potassium and sodium. The Company intends to develop these tests into marketable products for both the human and the veterinary markets. For the human market, the Company plans on incorporating these tests into new panels consistent with the codes in the 1998 version of the Current Procedures Terminology manual published by the American Medical Association. The fixed-test panels are: electrolytes, comprehensive metabolic, hepatic function and basic metabolic. The Company has all the tests for the hepatic function panel, and will have all required tests for the additional three panels with the successful development of the four electrolyte tests.

        In June 1997, the Company introduced to the market a new reagent disc product, especially designed for the veterinary market, the Equine Profile. The test methods contained in the Equine Profile are useful for providing indications of the health condition of horses, particularly in the areas of hepatic dysfunction and muscle damage. This new product enables the Company to offer the VetScan system to approximately 11,000 equine practitioners in the United States where portability and ease-of-use are important features. The Company completed development of a new test method, creatine kinase (CK) during fiscal 1997 which allowed for completion of the Equine Profile product. This method will be entered into clinical trials during fiscal 1998 for inclusion in new reagent disc products for the human medical market.

        While the Company believes that its technology will allow it to develop reagent disc products in the future to provide a variety of additional blood tests, there can be no assurances that such future products will be developed, that such products will receive required regulatory clearance, or that the Company will be able to manufacture or market such products successfully.

        In addition to investing its own resources in expanding the test menu, the Company signed a letter of intent with Teramecs Co., Ltd. and Daiichi Pure Chemicals Co., Ltd. in April 1997 to jointly develop additional test methods for use on the Piccolo analyzer. The product development collaboration will focus on commercializing targeted methods for lipids, proteins, and enzymes. The Company is currently negotiating terms of the definitive agreement. There can be no assurances that the Company will be able to conclude this development agreement with terms to its satisfaction, or that the conclusion of the definitive agreement will allow the Company to develop these new test methods, or if the test methods were developed, be able to successfully market these methods.

        The principal executive offices of Abaxis are located at 1320 Chesapeake Terrace, Sunnyvale, California 94089, and its telephone number at that location is (408) 734-0200.

                                  RISK FACTORS

        This prospectus contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 that reflect the Company's current view with respect to future events and financial performance. The future events described in these statements involve risks and uncertainties, among them risks and uncertainties related to the market acceptance of its products and continuing development of its products, including required FDA clearance and other government approvals, risks associated with manufacturing and distributing its products on a commercial scale, including complying with Federal and State food and drug regulations, general market conditions and competition. When used in this report, the words "anticipates", "believes", "expects", "intends", "plans", "future", and similar expressions identify forward-looking statements. Actual results could differ materially from those projected in the forward-looking statements as a result of factors set forth throughout this document.

         An investment in the shares being offered by this Prospectus involves a high degree of risk and should not be made by any investor who cannot afford the loss of the entire investment. In addition to the other information in this Prospectus, the following risk factors should be considered carefully in evaluating an investment in the shares offered hereby:

FLUCTUATIONS IN OPERATING RESULTS; HISTORY OF LOSSES; UNCERTAINTY OF FUTURE PROFITABILITY

         As of June 30, 1997, Abaxis had incurred cumulative net losses of approximately $50.4 million. The Company expects its operating losses may continue for the foreseeable future. The Company's ability to achieve profitability will depend in part on effectively and significantly increasing its marketing and manufacturing activities to facilitate the increase in sales volume of its Piccolo and VetScan products necessary to absorb the related costs. There can be no assurance that any of the Company's products will be manufactured or marketed successfully, or that sales volume sufficient to achieve profitability will be realized.

         Sales for any future periods are not predictable with a significant degree of certainty. A significant portion of the Company's sales in any quarter are typically derived from sales to a limited number of customers. Accordingly, sales in any one quarter are not indicative of sales in any future period. In addition, the Company generally operates with limited order backlog because its products typically are shipped shortly after orders are received. As a result, product sales in any quarter are generally dependent on orders booked and shipped in that quarter. The Company's expense levels, which are to a large extent fixed, are based in part on its expectations as to future revenues. The Company may be unable to adjust spending in a timely manner to compensate for any unexpected revenue shortfall. As a result, any such shortfall would have an immediate materially adverse impact on the Company's operating results and financial condition. In addition, until sales volume of the Company's products, particularly its reagent discs, increase significantly so as to offset associated fixed costs and to realize certain manufacturing economies of scale, sales of the Company's products could result in further losses and adversely affect the Company's results of operations and financial condition. The Company believes that period to period comparisons of its results of operations are not necessarily meaningful.

        The Company's periodic operating results have in the past varied and in the future may vary significantly depending on, but not limited to a number of factors, including the level of competition; the size and timing of sales orders; market acceptance of the current and new products; new product announcements by the Company or its competitors; changes in pricing by the Company or its competitors, the ability of the Company to develop, introduce and market new products on a timely basis; component costs and supply constraints; manufacturing capacities and the ability to scale up production; the mix of product sales between the analyzers and the reagent disks; mix in sales channels; levels of expenditures on research and development; changes in Company strategy; personnel changes; regulatory changes; and general economic trends.





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

FUTURE CAPITAL NEEDS; UNCERTAINTY OF ADDITIONAL FUNDING

         The Company anticipates that its existing capital resources, equipment financing loan and anticipated revenue from the sales of its products will be adequate to satisfy its currently planned operating and financial requirements through fiscal 1998. The Company's future capital requirements will largely depend on the increased market acceptance of its Point-of-Care Blood Analyzer products. In addition, the Company expects to incur substantial additional costs to support its future operations, including further commercialization of its products and development of new test methods to allow the Company to further penetrate the human diagnostic market; acquisition of capital equipment for the Company's manufacturing facilities, which includes the ongoing development and implementation of an automated manufacturing line to provide capacity for commercial volumes; costs related to continuing development of its current and future products; and additional pre-clinical testing and clinical trials for its current and future products. The Company is also currently contracting with a vendor to build an automated disc assembly line to provide anticipated capacity for future demand and to improve production efficiency. To the extent that existing resources and anticipated revenue from the sale of the Piccolo and VetScan systems are insufficient to fund the Company's activities, additional funds will be required to be raised from the issuance of public or private securities. There can be no assurance that additional funding will be available, or, if available, that it will be available on acceptable terms. If additional funds are raised by issuing equity securities, further dilution to then-existing shareholders may result. If adequate funds are not available, the Company may be required to curtail its operations significantly. The Company may also be required to obtain funds through arrangements with collaborative partners or others that may require the Company to relinquish rights to certain of its technologies, products or marketing territories.

LIMITED MARKETING AND DISTRIBUTION EXPERIENCE AND RESOURCES

         The Company has been marketing its VetScan Systems products for approximately three years and has only recently begun marketing its Piccolo System products. Accordingly, the Company has very limited marketing and distribution experience. Further, the Company has limited resources to devote to marketing and distribution, including building a sales and marketing organization or establishing an extensive distribution network. There can be no assurance that the Company can build a successful sales and marketing organization, establish effective distribution arrangements, that such arrangements will be successful in marketing Abaxis products, or that the costs associated with marketing and distribution will not be excessive. Although the Company has established some international distributors, it has limited experience and resources in marketing and distributing its products in international markets. There can be no assurance that the Company will be successful in marketing the Piccolo System and VetScan System products internationally.

PRODUCTS UNDER DEVELOPMENT

         Abaxis has developed a blood analysis system which consists of a portable blood analyzer and menu-specific single-use reagent discs. The Company believes that it is necessary to develop a series of reagent discs with various tests for use with the Piccolo and VetScan systems. There can be no assurance that the Company will be able to develop any of these potential products on a timely basis, that the Company will be able to obtain regulatory clearance for discs containing additional tests, or that any products, if and when approved, can be successfully manufactured or marketed. Failure to meet one or more of these challenges will have a material adverse effect on the Company.

RELIANCE ON DISTRIBUTION RELATIONSHIPS

         Abaxis has entered into an agreement with Vedco that grants Vedco the right to distribute the Company's VetScan products in the United States, subject to certain terms and conditions. Abaxis may terminate this agreement if Vedco fails to achieve minimum annual sales objectives. Either party may terminate the agreement with 30 days prior notice. The Company is relying on Vedco to devote financial and other resources to market and distribute the Company's products. Although the Company believes that Vedco is economically motivated to market and distribute the Company's products in an effective manner, there can be no assurance that Vedco will continue to devote the necessary resources to be successful in its efforts to commercialize the Company's products.

         Abaxis has granted exclusive distribution rights for the Piccolo and VetScan products in Japan to Teramecs Co., Ltd. ("Teramecs"). In addition, the Company currently has exclusive distribution agreements in the following countries: Argentina, Australia, Austria, France, Germany, Greece, Hong Kong, Italy, Korea, Mexico, New Zealand, Norway, Portugal and the United Kingdom. There can be no assurance that any of the Company's distributors will be successful in obtaining proper approvals for Abaxis' products in their respective countries or that these distributors will be successful in marketing Abaxis' products. The Company plans to enter into additional distribution agreements to enhance its international distribution base and solidify its international presence. There can be no assurance that the Company will be successful in entering into any additional distributor agreements.

         There can be no assurance that any of its current or future distribution agreements will not be terminated or that, if terminated, the Company will be able to negotiate acceptable alternative distribution relationships.

LIMITED MANUFACTURING CAPACITY; DEPENDENCE ON SOURCES OF SUPPLY

         At present, the Company's manufacturing operations are relatively limited in capacity. The Company will need to significantly expand these operations to achieve profitable production levels. In addition, the Company will need to continue to develop the infrastructure necessary to manage its manufacturing operations. The manufacture of sufficient quantities of the Company's products can be an expensive, time-consuming and complex process. There can be no assurance that the Company will be successful in adding technical and non-technical personnel as needed to meet the additional staffing requirements. In addition, there can be no assurance that the Company will be successful in its engineering efforts to effectively automate its processes on a larger manufacturing scale. Further, all aspects of such scale-up must comply with applicable governmental regulations. There can be no assurance that significant problems or delays will not arise in such scale-up. If the Company is unable to develop such manufacturing capabilities with appropriate quality, at acceptable costs and on a timely basis, the business or financial condition of the Company could be materially adversely affected.

         Several components used in the Company's products are currently available from limited or sole sources and the Company relies on a single contract manufacturer to assemble its analyzers. The molded plastic disks which, when loaded with reagents and welded together, form the Company's reagent discs, are currently manufactured to the required very narrow tolerances by an established injection molding manufacturer. The Company believes only a few manufacturers are capable of manufacturing to such tolerances and, to date, only one manufacturer has been qualified by the Company to manufacture the disks. The Company is also currently dependent on single source vendors for some of the chemicals which are used to produce the dry reagent chemistry beads. Further, the Company's analyzer products use several technologically advanced components that are available only from single source vendors. An interruption of the Company's current supply or assembly arrangements would adversely impact the Company's ability to produce commercial quantities of its products and materially affect the business or financial condition of the Company.

COMPETITION

         Abaxis' competition includes clinical laboratories, hospitals and independent laboratories and manufacturers of bench top multi-test analyzers and other near-patient test systems. Blood analysis is a well established field in which there are a number of competitors which have substantially greater financial resources and larger, more established marketing, sales and service organizations than the Company. In addition, rapid technological developments are expected to continue in the health care and diagnostic testing device industry. No assurance can be given that the Company's products will be competitive with existing or future products or services of such competitors or that the Company will be able to keep pace with technological developments.

         Historically, most human medical testing has been performed in the hospital or commercial laboratory setting and most veterinary medical testing has been performed in the commercial laboratory setting. Clinical laboratories have traditionally been effective at processing large panels of tests using skilled technicians and complex equipment. The Company's products compete with the clinical laboratories with respect to range of tests offered, the immediacy of results and cost effectiveness. While Abaxis cannot provide the same range of tests, the Company believes that its products will provide a sufficient breadth of test menus to compete successfully with clinical laboratories on the basis of immediacy of results and cost effectiveness in certain limited markets. The Company's products compete with products in the marketplace with respect to ease-of-use, the ability to conduct tests without a skilled technician, the ability to conduct multiple test panels, breadth of tests, built-in calibration and quality control, cost effectiveness and quality of results.

         The Company's primary competitors in the human medical testing market include a limited number of instrument and reagent providers, including Johnson & Johnson, and centralized laboratories. The Company's primary competitors in the veterinary medical testing market are a limited number of instrument providers, including Idexx Laboratories, Inc., and centralized laboratories. Most of the Company's current and potential competitors have significantly greater financial and other resources than Abaxis, and the Company expects the competition will be intense. In particular, most of these competitors have large sales forces and well-developed channels of distribution. To compete, the Company must develop effective channels of distribution and a focused direct sales force. There is no assurance that the Company will be able to compete successfully.

POTENTIAL IMPACT OF MEDICARE REIMBURSEMENT REGULATIONS

         Third party payors can indirectly affect the pricing or the relative attractiveness of the Company's human testing products by regulating the maximum amount of reimbursement they will provide for blood testing services. For example, the reimbursement of fees for blood testing services for Medicare beneficiaries is set by the Health Care Financing Administration ("HCFA"). If the reimbursement amounts for blood testing services are decreased in the future, it may decrease the amount which physicians and hospitals are able to charge patients for such services and consequently the price the Company can charge for its products. If adequate coverage and reimbursement levels are not provided by government and third-party payors for use of the Company's products, the market acceptance of those products would be adversely affected.

GOVERNMENT REGULATION: NEED FOR FDA MARKETING CLEARANCE; COMPLIANCE WITH GMP GUIDELINES; APPLICATION OF CLIA REGULATIONS

         Abaxis' Piccolo products are regulated under the 1976 Medical Device Amendments to the Food, Drug and Cosmetic Act (the "Amendment"). The Company's initial Piccolo products are Class II devices requiring the submission of a 510(k) FDA pre-market notification to substantiate label claims prior to marketing. In its submission, the Company must, among other things, establish that the product to be marketed is "substantially equivalent" to a product that was on the market prior to the Amendment or to a product that has previously been cleared under the 510(k) process. The typical process for clearance of a 510(k) notification can be three months to over a year and the FDA must issue a written order finding substantial equivalence. To date, Abaxis has received market clearance for its portable blood analyzer and 16 test methods from the FDA. Abaxis is currently and plans to continue developing additional tests that will be required to be cleared through the FDA. There can be no assurance that Abaxis will receive marketing clearance for any of its future products.

         The Amendment also requires the Company to manufacture its Piccolo products in accordance with GMP guidelines, using facilities registered to manufacture the Company's products that are subject to periodic FDA audit. In addition, the use of the Company's products may be regulated by various state agencies. For example, the Company has obtained a license from the State of California to manufacture its products. In September 1996, the FDA granted the Company's manufacturing facility "in compliance" status, according to the regulations for Good Manufacturing Practices ("GMP") for medical devices. The Company is scheduled for inspection by the FDA and the State of California on a routine basis, typically once every 24 months. There can be no assurance that the Company can successfully pass a re-inspection by the FDA or the State of California or any other future inspections. There can be no assurances that the Company can comply with all current or future government manufacturing requirements and regulations.

         Abaxis' Piccolo products are affected by the Clinical Laboratory Improvement Amendments of 1988 ("CLIA"), which is intended to insure the quality and reliability of all medical testing in the United States regardless of where tests are performed. Under the current CLIA regulations, laboratory tests are divided into three categories: "simple," "moderately complex" and "highly complex." Piccolo products are in the "moderately complex" category, which requires that any location in which testing is performed be certified as a laboratory. Initial certification would require the laboratory to obtain a registration certificate from HCFA, which certificate would be issued if the laboratory (1) agrees to notify HCFA within 30 days of any change in its ownership, name or location, (2) agrees to treat proficiency testing samples in the same manner as patient specimens and (3) remits the registration fee. Within two years of registration certificate issuance, laboratories would be inspected to determine compliance with the CLIA requirements. The CLIA regulations require laboratories to meet specified standards in the areas of personnel qualification, administration, participation in proficiency testing, patient test management, quality control/assurance, laboratory information systems and inspections. There can be no assurance that CLIA regulations will not have a material adverse impact on the Company and its ability to market and sell its products.

         In July 1996, the Company filed an application to the Center for Disease Control ("CDC") for its Piccolo systems to be waived from the CLIA regulations. If granted, users of the product can then avoid many of the burdens imposed on users of moderately complex tests. To have the Piccolo placed in the waived category, the Company must conduct field studies at three non-laboratory sites using at least 20 operators each who have no medical laboratory training and can operate the Piccolo system with directions that require no more than seventh grade reading skills. The Company met with the CDC in February 1997 to review its application. CDC has requested more detailed performance data, which the Company is in the process of collecting. To date, only a few companies have received waived category status for their tests and approval time from CDC appears to be over a year or two. Although the review process for a CLIA license application could potentially be very lengthy and costly, the Company believes that its Piccolo products fulfill all requirements for obtaining a waived status. There can be no assurance that the Company will be able to obtain a waived status for its Piccolo systems, or that if such waived status was granted, it will enhance the Company's ability to place Piccolo systems.

         Federal and state regulations regarding the manufacture and sale of health care products and diagnostic devices are subject to future change. The Company cannot predict what material impact, if any, such changes might have on its business. In addition, the introduction of the Company's products in international markets might require obtaining foreign regulatory clearances. There can be no assurance that the Company will be able to obtain regulatory clearances for its products in the United States or in foreign markets.

         Although Abaxis believes that it will be able to comply with all applicable regulations of the FDA and of the State of California, including GMP guidelines, current regulations depend on administrative interpretations, and there can be no assurance that future interpretations made by the FDA, HCFA, CDC or other regulatory bodies, with possible retroactive effect, will not adversely affect the Company.

UNCERTAINTY OF PROTECTION OF PATENTS AND PROPRIETARY TECHNOLOGY

         As of September 29, 1997, the Company had filed 25 patent applications in the United States and had been issued 17 patents. Additionally, the Company has filed several international patent applications covering the subject matter of its domestic applications. The patent position of any medical device manufacturer, including Abaxis, is uncertain and may involve complex legal and factual issues. Consequently, even though Abaxis is currently prosecuting its patent applications in the United States and has filed international patent applications, there can be no assurance that any of the Company's applications will result in the issuance of any further patents, or that any patents issued will provide significant proprietary protection or will not be circumvented or invalidated. Since United States patent applications are maintained in secrecy until patents are issued, and since publications of discoveries in the scientific or patent literature tend to lag behind actual discoveries by several months, Abaxis cannot be certain that it was the first creator of inventions covered by its issued patents or pending patent applications or that it was the first to file patent applications for such inventions. There can be no assurance that if issued the patents will offer protection against competitors with similar technology, nor can there be any assurance that others will not obtain patents that the Company would need to license or circumvent. Moreover, the Company may have to participate in interference proceedings declared by the U.S. Patent and Trademark Office to determine the priority of inventions, which could result in substantial cost to the Company.

         The Company also relies upon copyright, trademarks and unpatented trade secrets, and no assurance can be given that others will not independently develop substantially equivalent proprietary information and techniques or otherwise gain access to the Company's trade secrets or disclose such technology.

NEED TO RETAIN AND ATTRACT KEY EMPLOYEES

         The Company is highly dependent on the principal members of its management and scientific staff, the loss of whose services might impede the achievement of the Company's business objectives. The Company currently maintains no key man life insurance. Furthermore, recruiting and retaining additional qualified marketing, sales and manufacturing personnel will be critical to the Company's success. Although the Company believes that it will be successful both in retaining its management and scientific staff and attracting and retaining skilled and experienced marketing, sales and manufacturing personnel, there can be no assurance that such personnel may be employed on acceptable terms, given the competition among numerous medical products and other high technology companies for such experienced individuals.

RISK OF PRODUCT LIABILITY EXPOSURE; AVAILABILITY OF INSURANCE

         Testing, manufacturing and marketing of the Company's products will entail risk of product liability. The Company's business exposes it to potential product liability risks which are inherent in the testing, manufacturing and marketing of human medical products. The Company currently maintains product liability insurance which it considers adequate for its needs, taking into account the risks involved and cost of coverage. There can be no assurance, however, that such coverage is in amounts sufficient to cover potential liabilities, that the Company will continue to maintain such coverage or that such coverage will be available on commercially reasonable terms, if at all. In addition, a product liability claim or recall could have a material adverse effect on the business or financial condition of Abaxis.

ENVIRONMENTAL MATTERS

         Due to the nature of its current and proposed manufacturing processes, the Company is subject to stringent federal, state and local laws, rules, regulations and policies governing the use, generation, manufacture, storage, air emission, effluent discharge, handling and disposal of certain materials and wastes. In particular, the Company is subject to laws, rules and regulations governing the handling and disposal of blood samples used in the development and testing of its products. Although the Company believes that it has complied with these laws and regulations in all material respects and has not been required to take any action to correct any noncompliance, there can be no assurance that Abaxis will not be required to incur significant costs to comply with environmental regulations as manufacturing is increased to commercial levels, nor that the operations, business or assets of the

Company will not be materially and adversely affected by current or future environmental laws, rules, regulations and policies.

VOLATILITY OF STOCK PRICE

         The market price of the Company's Common Stock, like the securities of many other medical products companies, has fluctuated over a wide range and the market price of the shares of Common Stock is likely to be highly volatile in the future. Factors such as fluctuation in the Company's operating results, announcements of technological innovations or new commercial products by the Company or its competitors, governmental regulation, prospects and proposals for health care reform and controls on prices that may be paid for the Company's potential products, developments or disputes concerning patent or other proprietary rights, public concern as to the safety of devices developed by the Company or its competitors, and general market conditions may have a significant effect on the market price of the Common Stock.

ANTI-TAKEOVER EFFECT OF PREFERRED STOCK

         The Board of Directors, without shareholder approval, can from time to time cause the Company to issue Preferred Stock that could adversely affect the rights of the holders of Common Stock and could delay or prevent a change of control of the Company or make removal of management more difficult. In September 1996 and July 1997, the Company issued shares of Series A Preferred Stock and Series B Convertible Preferred Stock, respectively, without approval of its shareholders.

ABSENCE OF DIVIDENDS

        The Company has never paid any cash dividends and does not anticipate paying cash dividends in the foreseeable future.

POTENTIAL FOR DILUTION

        As of October 30, 1997, 3,000 shares of the Company's Series B Convertible Preferred Stock (the "Series B Preferred Stock") were issued and outstanding. Each share of the Series B Preferred Stock is convertible into such number of shares of Common Stock as is determined by dividing the stated value ($1,000) of each share of Series B Preferred Stock (as such value is increased by a premium based on the number of days the Series B Preferred Stock is held) by the then current Conversion Price (which is determined by reference to the then current market price). If converted on October 30, 1997, the Series B Preferred Stock would have been convertible into approximately 1,105,991 shares of Common Stock. Depending on market conditions at the time of conversion, the number of shares issuable could prove to be significantly greater in the event of a decrease in the trading price of the Common Stock. Purchasers of Common Stock could therefore experience substantial dilution upon conversion of the Series B Preferred Stock. The shares of Series B Preferred Stock are not registered and may be sold only if registered under the Securities Act or sold in accordance with an applicable exemption from registration, such as Rule 144. The shares of Common Stock into which the Series B Preferred Stock may be converted are being registered pursuant to this Registration Statement.

                                 USE OF PROCEEDS

         The Company will not receive any proceeds from the sale of the Shares by the Selling Shareholders.

                              SELLING SHAREHOLDERS

         The table below lists the Selling Shareholders, the number of shares of Abaxis Common Stock which each owned as of October 30, 1997, the number of Shares subject to sale pursuant to this Registration Statement, and the number of the shares of Abaxis Common Stock which each would own assuming that such number of Shares were offered and assuming the sale of all such Shares.

                                                        Shares To      Shares Owned
                                     Shares Owned           Be         After Offering
Selling Stockholder(1)              Before Offering      Offered        Such Shares
----------------------              ---------------     ---------      --------------
RGC International Investors, LDC     1,569,281(2)      1,569,281(3)           -

Advantage Fund Ltd.                    784,641(2)        784,641(3)           -

Per Erik Danielsen                      32,000            32,000              -

Wharton Capital Partners, Ltd.          22,120            22,120              -

Coffin Communications Group              2,824             2,824              -

---------------

(1) The persons named in the table have sole voting and investment power with respect to all shares of Abaxis Common Stock shown as beneficially owned by them, subject to community property laws, where applicable.

(2)  Assumes the sale of all shares offered hereby.

(3) The number of shares set forth in the table represents an estimate of the number of shares of Common Stock to be offered by the Selling Stockholder. The actual number of shares of Common Stock issuable upon conversion of Series B Preferred Stock is indeterminate, is subject to adjustment and could be materially less or more than such estimated number depending on factors which cannot be predicted by the Company at this time, including among other factors, the future market price of the Common Stock. The actual number of shares of Common Stock offered hereby, and included in the Registration Statement of which this Prospectus is a part, includes such additional number of shares of Common Stock as may be issued or issuable upon conversion of the Series B Preferred Stock by reason of the floating rate conversion price mechanism or other adjustment mechanisms described therein, or by reason of any stock split, stock dividend or similar transaction involving the Common Stock, in order to prevent dilution, in accordance with Rule 416 under the Securities Act. Pursuant to the terms of the Series B Preferred Stock, if the Series B Preferred Stock had been actually converted on October 30, 1997 the conversion price would have been $2.7125 (100% of the average of the closing bid prices of the Common Stock for the five consecutive trading days immediately preceding such July 18, 1997) at which price the Series B Preferred Stock would have been converted into approximately 1,105,991 shares of Common Stock. Pursuant to the terms of the Series B Preferred Stock, the shares of Series B Preferred Stock are convertible by any holder only to the extent that the number of shares of Common Stock thereby issuable, together with the number of shares of Common Stock owned by such holder and its affiliates (but not including shares of Common Stock underlying unconverted shares of Series B Preferred Stock) would not exceed 4.9% of the then outstanding Common Stock as determined in accordance with Section 13(a) of the Exchange Act. Accordingly, the number of shares of Common Stock set forth in the table for this Selling Stockholder exceeds the number of shares of Common Stock that this Selling Stockholder could own beneficially at any given time through their ownership of the Series B Preferred Stock. In that regard, beneficial ownership of this Selling Stockholder set forth in the table is not determined in accordance with rule 13d-3 under the Exchange Act.

                              PLAN OF DISTRIBUTION

         The Shares being offered by the Selling Stockholders or their respective pledgees, donees, transferees or other successors in interest, will be sold in one or more transactions (which may involve block transactions) on the Nasdaq National Market or on such other market on which the Common Stock may from time to time be trading, in privately-negotiated transactions, through the writing of options on the Shares, short sales or any combination thereof. The sale price to the public may be the market price prevailing at the time of sale, a price related to such prevailing market price or such other price as the Selling Stockholders determine from time to time. The Shares may also be sold pursuant to Rule 144.

        The Selling Stockholders or their respective pledgees, donees, transferees or other successors in interest, may also sell the Shares directly to market makers acting as principals and/or broker-dealers acting as agents for themselves or their customers. Brokers acting as agents for the Selling Stockholders will receive usual and customary commissions for brokerage transactions, and market makers and block purchasers purchasing the Shares will do so for their own account and at their own risk. It is possible that a Selling Stockholder will attempt to sell shares of Common Stock in block transactions to market makers or other purchasers at a price per share which may be below the then market price. There can be no assurance that all or any of the Shares offered hereby will be issued to, or sold by, the Selling Stockholders. The Selling Stockholders and any brokers, dealers or agents, upon effecting the sale of any of the Shares offered hereby, may be deemed "underwriters" as that term is defined under the Securities Act or the Exchange Act, or the rules and regulations thereunder.

         The Selling Stockholders and any other persons participating in the sale or distribution of the Shares will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, which provisions may limit the timing of purchases and sales of any of the Shares by the Selling Stockholders or any other such person. The foregoing may affect the marketability of the Shares.

         The Company has agreed to indemnify in certain circumstances the Selling Shareholders, or their transferees or assignees, and the broker-dealers who may be deemed to be the underwriters (if any) of the securities covered by this Registration Statement against certain liabilities, including liabilities under the Securities Act, or to contribute to payments, the Selling Shareholders or their respective pledgees, donees, transferees or other successors in interest, may be required to make in respect thereof. The Selling Shareholders have agreed to indemnify in certain circumstances the Company against certain liabilities, including liabilities under the Securities Act.

         The Company has agreed to use its best efforts to keep the Registration Statement, of which this Prospectus constitutes a part, effective until the earlier of (i) the date on which the Selling Shareholders can sell all the Shares pursuant to Rule 144 of the Security Act (without regard to volume limitations), or (ii) when all of the Shares have been resold pursuant to Rule 144 or an effective registration statement.

                                  LEGAL MATTERS

        The legality of the Shares is being passed upon by Gray Cary Ware & Freidenrich, A Professional Corporation, Palo Alto, California.

                                     EXPERTS

         The Company's financial statements as of March 31, 1997 and 1996 and for the years then ended incorporated in this prospectus by reference from the Company's Annual Report on Form 10-K for the year ended March 31, 1997 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

         The financial statements of Abaxis, Inc. for the year ended March 31, 1995 included in the Abaxis, Inc. Annual Report (Form 10-K) for the year ended March 31, 1997, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report included therein and incorporated by reference herein. Such financial statements are incorporated by reference herein in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

================================================================================

NO DEALER, SALESMAN OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS IN CONNECTION WITH THE OFFERING DESCRIBED HEREIN, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, ANY SELLING SHAREHOLDER OR BY ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, ANY SECURITIES OTHER THAN THE REGISTERED SECURITIES TO WHICH IT RELATES, OR AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE COMMON STOCK HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.


             TABLE OF CONTENTS

                                            PAGE
                                            ----
Available Information..........................3
Incorporation of Certain
  Documents by Reference.......................3
The Company....................................4
Risk Factors...................................6
Use of Proceeds...............................15
Selling Shareholders..........................15
Plan of Distribution..........................16
Legal Matters.................................17
Experts.......................................17

================================================================================




================================================================================




                                2,410,866 SHARES



                                  ABAXIS, INC.



                                  COMMON STOCK






                               ------------------

                                   PROSPECTUS

                               ------------------






                                October 30, 1997




================================================================================